May 17, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.   20549

Attention:      Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Gildan Activewear Inc. (the “Company”) Form 40-F for Fiscal Year Ended September 30, 2012 Filed December 7, 2012 File No. 001-14830

Dear Ms. Jenkins:

We hereby acknowledge receipt of the letter dated May 9, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended September 30, 2012.

We submit this letter in response to the Comment Letter.   For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

Form 40-F for Fiscal Year Ended September 30, 2012
Exhibit 99.2 Consolidated Financial Statements
Note to Consolidated Financial Statements
2. Basis of Preparation
(a) Statement of compliance, page 52

1. We note that you have prepared your financial statements in accordance to IFRS as issued by the IASB. Please provide us with the date you used to determine which accounting standards to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

________________________

CORPORATE OFFICE
600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, QC Canada H3A 3J2
Tel: (514) 735-2023 Fax: (514) 735-6810
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Response: In accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, first time adopters must apply each IFRS effective at the end of its first IFRS reporting period (except for those mandatory and optional exceptions specified in paragraphs 13-19 of IFRS 1 and Appendices B-E of IFRS 1) and are required to use the same accounting policies in their opening IFRS statement of financial position and throughout all periods presented in their first IFRS financial statements. The end of the Company’s first IFRS reporting period was September 30, 2012. As such, the Company applied IFRS standards in effect at September 30, 2012 (except for those mandatory and optional exceptions specified in paragraphs 13-19 of IFRS 1 and Appendices B-E of IFRS 1) as disclosed in note 29 (page 97) to the audited consolidated financial statements included in Form 40-F for the fiscal year ended September 30, 2012 as follows:

“IFRS 1, First Time Adoption of International Financial Reporting Standards, requires first time adopters to retrospectively apply all effective IFRS standards as of its first annual financial statements, which for the Company is September 30, 2012. However, IFRS 1 also provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application.”

3. Significant Accounting Policies, page 62
(x) Cotton-based yarn procurements:

2. We note that you enter into contracts to buy cotton-based yarn with future delivery dates at fixed prices in order to reduce price fluctuations. We also note that if the cost of committed prices for cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales. Please expand your disclosure to address how you accounted for these contracts when they are in a gain position and tell us the guidance you relied upon to account for these types of contracts.

Response: Cotton-based yarn is a primary raw material used in the manufacture of the Company’s products. In determining the accounting treatment for contracts to buy cotton-based yarn with future delivery dates at fixed prices, the Company considered the application of IAS 39, Financial Instruments: Recognition & Measurement. The Company concluded that the contracts to buy cotton-based yarn with future delivery dates at fixed prices are not financial instruments in accordance with IAS 39 on the basis that the contracts are entered into with yarn suppliers for the purchase and receipt of a non-financial item (i.e. yarn) in accordance with the Company’s expected purchase, sale or usage requirements as indicated in Paragraph 5 of IAS 39. As such, the Company concluded that the contracts are not included within the scope of IAS 39 and should not be measured at fair value. Therefore, no gains are recorded when these contracts are in a gain position.

The primary guidance applied to account for losses on contracts to buy cotton-based yarn with future delivery dates at fixed prices is the requirement to record a provision for onerous contracts as set forth in IAS 37, Provisions. Paragraph 68 of IAS 37 states that “This Standard defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.”

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Furthermore, we also rely on the guidance in IAS 2, Inventories. Paragraph 32 of IAS 2 states that “Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of materials indicates that the cost of the finished products exceeds net realisable value, the materials are written down to net realisable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realisable value.”

In connection with the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Comment Letter. Please direct all questions or comments regarding this letter to Lindsay Matthews at 1-514-340-8790.

Sincerely,

Signed: Laurence G. Sellyn

Laurence G. Sellyn
Executive Vice-President, Chief Financial and Administrative Officer

cc: Lindsay Matthews, Vice-President, General Counsel and Corporate Secretary,
     Gildan Activewear Inc.
     Audit and Finance Committee, Gildan Activewear Inc.
     KPMG LLP, Montreal, Canada

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